Exhibit 99.1
Jumia reports Fourth Quarter and Full Year 2022 results
Growing monetization and reducing losses
Gross Profit increased by 22% year-over-year
Operating loss decreased by 41% year-over-year
FY2023 Adjusted EBITDA loss expected to decrease by up to 50% vs FY2022
Lagos, February 16, 2023 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the fourth quarter and full year ended December 31, 2022.
Results highlights for the fourth quarter 2022

	For the three months ended December 31
	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	2021	2022		2022
Quarterly Active Consumers (million)	3.8	3.2	(15.0)%	n.a.	n.a.
Orders (million)	11.3	9.9	(12.2)%	n.a.	n.a.
Gross Merchandise Value (“GMV”)	330.1	283.1	(14.2)%	331.3	0.4%
Total Payment Value (“TPV”)	90.5	73.9	(18.4)%	90.3	(0.2)%
TPV as % of GMV	27.4%	26.1%		27.3%

Revenue	62.0	66.5	7.1%	76.6	23.4%
Gross Profit	33.7	41.0	21.9%	46.5	38.0%
Fulfillment expense	(30.5)	(24.0)	(21.1)%	(28.6)	(6.1)%
Sales and Advertising expense	(31.1)	(18.5)	(40.6)%	(20.3)	(34.7)%
Technology and Content expense	(13.1)	(14.5)	10.4%	(15.7)	19.7%
G&A expense, excluding SBC	(32.0)	(37.1)	16.2%	(41.0)	28.1%
Adjusted EBITDA	(70.0)	(49.2)	(29.8)%	(54.7)	(21.8)%
Operating Loss	(84.7)	(49.8)	(41.2)%	(56.1)	(33.7)%
In the fourth quarter of 2022, Operating Loss decreased by 41% year-over-year, reaching $49.8 million and Adjusted EBITDA loss decreased by 30% year-over-year, reaching $49.2 million.
The Company is delivering on its strategy to reduce losses and accelerate progress towards profitability with a major focus on enhanced cost discipline as well as accelerating monetization. Jumia’s new leadership took swift action to streamline the organizational structure which will help drive meaningful G&A savings in 2023. Usage growth dynamics in the fourth quarter of 2022 were impacted by macro challenges in a number of countries with high inflation and also supply disruption. Management view these challenges as temporary in nature and are placing focus on executing even faster on cost efficiency projects.

On the monetization front, despite an increasingly challenging macro backdrop, Jumia posted robust Gross Profit growth, which was up 22% year-over-year. Marketplace revenue reached an all-time high of $41.2 million, as a result of proactive measures taken to support Commissions and Advertising revenue, which both reached record highs during the quarter.
“In the fourth quarter of 2022, we started implementing our strategy to accelerate our path to profitability and further strengthen our fundamentals. While the fourth quarter results only reflect a fraction of the actions we are taking, we are seeing early signs of success and remain focused on execution. In light of these encouraging signs, we expect a sharp reduction in Adjusted EBITDA loss from $207 million in FY2022 down to $100-120 million in FY2023,” commented Francis Dufay, CEO of Jumia. “We remain more than ever confident about the growth opportunity across our markets and are making fundamental improvements to our consumer value proposition which will help us drive sustainable long-term growth.”

BUSINESS UPDATE

LEADERSHIP UPDATE
Francis Dufay, previously appointed Acting CEO has now been appointed CEO of Jumia by the Supervisory Board. The executive search that was being conducted has now been concluded. The appointment reflects the strong confidence of the Board in the leadership of Francis and his ability to successfully scale the business to profitability.

STRATEGY UPDATE
Senior management took a number of decisive actions over the first 100-day of their tenure to set the business on a solid foundation to deliver profitability.

These are early signs of progress on our strategy and we expect to deliver further results throughout 2023.
Enhanced focus on the core business
One of our immediate priorities is to significantly improve resource allocation, focusing on core areas with attractive returns on investments and clear ecosystem benefits.

In the third quarter 2022 results release, we announced our intention to cease a number of activities that do not meet such criteria. These business exits have now largely been completed.
•We have discontinued Jumia Prime, which had an immaterial contribution to GMV and Revenue. The results from Jumia Prime, in terms of consumer traction and stickiness fell short of our targets as the market is probably not yet mature enough, leading us to pause this initiative.
•We have suspended our logistics-as-a-service offering in a number of geographies. The contribution from these activities in the first 9 months of 2022 was less than 1% of total group Revenue. Instead, we are enhancing the efficiency of our logistics to better serve our core e-commerce business in these geographies. We continue developing our logistics-as-a-service activity in Nigeria, Morocco and Ivory Coast where logistics infrastructure is ready to support third-party volume and where proof of concept for this service has already been established.
•We have scaled back on first party grocery in Algeria, Ghana, Senegal and Tunisia. This helps us support our unit economics and reduce business complexities. In the first 9 months of 2022, First Party grocery contributed less than 3% to total group GMV and less than 7% of Revenue.
•We have discontinued our food delivery operations in Egypt, Ghana and Senegal where this activity was sub-scale, resulting in unit economics dilution with limited consumer lifetime value upside. Collectively, these activities accounted for less than 1% of group GMV in the first 9 months of 2022 and 2% of group Adjusted EBITDA loss.

Stronger cost discipline
Cost reduction is another key priority of our strategy. We are working across the full cost structure to drive efficiencies.
•In the fourth quarter of 2022, we undertook significant headcount reductions, resulting in over 900 position terminations, corresponding to a 20% headcount reduction. We have streamlined our organizational structure, creating leaner, more effective teams, fully committed to the execution of our strategy.
◦As part of our streamlining efforts, we have significantly reduced our presence in Dubai where certain management functions were located, reducing headcount by over 60%. Most of the remaining staff are being relocated to our African offices, closer to our consumers, sellers and operations.
◦We expect these headcount reductions to allow us to save over 30% in monthly staff costs starting from March 2023, as compared to the October 2022 staff cost baseline.
◦The implementation of these organizational changes resulted in $3.7 million in one-off restructuring costs booked in the fourth quarter of 2022.
•We are focused on driving marketing efficiencies, allowing us to significantly reduce our Sales & Advertising expense which decreased by 41% year-over-year in the fourth quarter of 2022. As part of that, we are working on optimizing the returns on our paid online marketing investments by rationalizing marketing channels. We are also allocating a higher share of investment to local offline channels that help us build brand awareness and consideration in a cost-effective manner.
•We are also working on a comprehensive plan to drive fulfillment cost efficiencies. This includes a number of actions such as optimizing our footprint and logistics routes, improving warehousing staff management and productivity, reducing packaging costs and many more. We have seen early signs of success of this strategy in our e-commerce physical goods business where the freight & shipping cost per package decreased by 23% year-over-year in the fourth quarter of 2022.

Fundamentals-led usage growth
Historically, usage growth was in part fueled by higher promotional intensity and marketing spend, which often led to a deterioration of unit economics. We are working on enhancing the core e-commerce fundamentals to support the long-term growth and defensiveness of our platform.
One key priority area is to further improve the depth and quality of supply on our platform. As part of that, we have established a target list of sellers to attract and retain on our platform and are further seeking to enhance the quality of our seller services and overall vendor experience.
While we expect these fundamental enhancements to pay off over time, we are already seeing early signs of success of this strategy. For instance, in Senegal, earlier in 2022, we stepped up our commercial efforts in the consumer electronics category which led to a year-over-year GMV uplift of almost 90% in this category in the fourth quarter of 2022.

IMPACT HIGHLIGHTS
We have outlined below selected sustainability initiatives, in line with our objective to reduce environmental impact.
In Ghana, we partnered with Cargo Bikes Africa and Cycle Drop Company to provide e-bike delivery services to our consumers, reducing our carbon footprint and supporting sustainable transportation. In Kenya, our partnership with Biliti Electric introduced electric vans into our delivery fleet, further reducing our carbon emissions. Additionally, we launched a new integrated warehouse facility in Nairobi, Kenya, incorporating sustainable practices for efficient resource management.
Our commitment to sustainability extends beyond the environment and into our relationships with consumers and employees. In Tunisia, we received the Customer Service of the Year Award for Jumia Food, recognizing our efforts to provide exceptional consumer experiences. In Nigeria, we were granted the HR Best Practice Award, reflecting our commitment to creating a supportive and inclusive workplace for our employees.

SELECTED OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended					For the year ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
	2021	2022		2022		2021	2022
Annual Active Consumers (million)	n.a.	n.a.	n.a.	n.a.	n.a.	8.0	8.4	4.3%
Quarterly Active Consumers (million)	3.8	3.2	(15.0)%	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	11.3	9.9	(12.2)%	n.a.	n.a.	34.0	38.9	14.4%
GMV (USD million)	330.1	283.1	(14.2)%	331.3	0.4%	990.6	1,047.6	5.7%
•Annual Active Consumers reached 8.4 million for 2022, up 4% year-over-year, supported by the stronger usage momentum in the first half of 2022.
•Quarterly Active Consumers amounted to 3.2 million for the fourth quarter of 2022, down 15% year-over-year. This was partly a reflection of a challenging macro environment across countries that is putting pressure on consumer spend while affecting our sellers’ ability to secure supply. It is also a result of deliberate action on our side to reduce promotional intensity behind categories with more challenging unit economics, including a number of digital services on the JumiaPay app. We remain disciplined around customer acquisition with focus on profitability.
•The combination of the above factors, macro environment and deliberate category rationalization, drove a decline in Orders by 12% year-over-year, to 9.9 million in the fourth quarter of 2022.
•GMV was $283.1 million, down 14% year-over-year and flat on a constant currency basis. Exchange rate developments were a material headwind to GMV performance in the fourth quarter of 2022, with all local currencies depreciating against the USD. In particular, in 2022 compared to 2021, the Egyptian Pound, Nigerian Naira and West African CFA depreciated by 23%, 6% and 12% respectively against the USD.
•We made meaningful progress in the reduction of the overall rate of Cancellations, Failed Deliveries and Returns (“CFDR”), particularly on the consumer cancellations front, as a result of enhanced user interface and experience as well as improving consumer education. While actual rates of CFDR may vary from one quarter to the other, we observed a reduction in this ratio between 2022 and 2021.
◦The CFDR rate as a percentage of GMV improved from 22% in 2021 to 20% in 2022. The CFDR rate as a percentage of Orders improved from 16% in 2021 to 15% in 2022. The CFDR rate is typically lower when expressed as a percentage of Orders than GMV, as higher average item value orders tend to show higher CFDR rates.
◦As a result of the material improvement in CFDR ratios, year-over-year trajectory of GMV and Orders after CFDR compares favorably vs pre CFDR. GMV was up 6% in 2022 while GMV after CFDR was up 9%. Similarly, Orders increased by 14% while Orders after CFDR increased by 16% over the same period.

2.JumiaPay KPIs

	For the three months ended					For the year ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
	2021	2022		2022		2021	2022
TPV (USD million)	90.5	73.9	(18.4)%	90.3	(0.2)%	263.3	285.3	8.4%
JumiaPay Transactions (million)	3.9	2.9	(26.4)%	n.a.	n.a.	12.1	12.5	3.1%
•TPV came in at $73.9 million, down 18% year-over-year and flat on a constant currency basis, with FX being a significant headwind to TPV performance, particularly the 23% depreciation of the Egyptian Pound vs. the US Dollar. On-platform penetration of JumiaPay as a percentage of GMV remained stable at 26% in the fourth quarter 2022 compared to 27% in the fourth quarter of 2021.
•JumiaPay Transactions amounted to 2.9 million in the fourth quarter of 2022, down 26% year-over-year. This was a result of the decline in Orders during the quarter, particularly on the JumiaPay app, as we scaled back marketing investments and promotional intensity on this platform to support unit economics. Overall, 29% of Orders placed on the Jumia platform in the fourth quarter of 2022 were completed using JumiaPay, compared to 35% in the fourth quarter of 2021. As JumiaPay penetration is almost 100% on the JumiaPay app, the reduced share of JumiaPay app in the Transactions mix led to a decline in the overall JumiaPay Transactions penetration as % of Orders.
•JumiaPay remains a core priority for us, and we will work on making it an even more effective enabler of our e-commerce business, focusing on a more targeted number of critical products and ventures. We will retain a disciplined approach to driving on-platform payment penetration, with disciplined marketing and consumer incentives spend. We also continue to be focused on expanding our off-platform payment processing solution in Nigeria and Egypt where we have previously obtained the relevant licenses to do so.

SELECTED FINANCIAL INFORMATION

	For the three months ended					For the year ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
(USD million)	2021	2022		2022		2021	2022
Revenue	62.0	66.5	7.1%	76.6	23.4%	177.9	221.9	24.7%
Marketplace revenue	32.4	41.2	27.3%	46.9	44.8%	108.2	130.5	20.6%
Commissions	8.9	16.0	80.8%	18.2	105.0%	35.3	47.8	35.3%
Fulfillment	10.7	8.3	(22.7)%	9.5	(10.9)%	36.4	31.8	(12.7)%
Marketing & Advertising	4.2	7.4	75.6%	8.3	96.5%	10.8	18.0	67.4%
Value Added Services	8.6	9.5	10.6%	10.9	26.8%	25.7	32.8	28.0%
First Party revenue	28.2	23.9	(15.2)%	28.1	(0.1)%	65.1	85.0	30.5%
Other revenue	1.5	1.4	(8.7)%	1.5	2.1%	4.6	6.4	38.5%

Gross Profit	33.7	41.0	21.9%	46.5	38.0%	110.5	132.1	19.5%

Fulfillment expense	(30.5)	(24.0)	(21.1)%	(28.6)	(6.1)%	(88.7)	(99.7)	12.4%
Sales and Advertising expense	(31.1)	(18.5)	(40.6)%	(20.3)	(34.7)%	(81.9)	(75.9)	(7.3)%
Technology and Content expense	(13.1)	(14.5)	10.4%	(15.7)	19.7%	(39.2)	(55.3)	41.0%
General and Administrative expense ("G&A")	(44.0)	(34.8)	(20.9)%	(38.8)	(11.7)%	(142.8)	(130.4)	(8.6)%
of which Share Based Compensation ("SBC")	(12.0)	2.3	(119.5)%	2.1	(117.5)%	(34.5)	(8.2)	(76.1)%
G&A expense, excluding SBC	(32.0)	(37.1)	16.2%	(41.0)	28.1%	(108.2)	(122.2)	12.9%

Adjusted EBITDA	(70.0)	(49.2)	(29.8)%	(54.7)	(21.8)%	(196.7)	(207.2)	5.3%

Operating loss	(84.7)	(49.8)	(41.2)%	(56.1)	(33.7)%	(240.9)	(227.1)	(5.7)%
Revenue
•Revenue reached $66.5 million in the fourth quarter of 2022, up 7% on a year-over-year basis and 23% on a constant currency basis. This increase was driven by very strong growth in Marketplace revenue, which was up by 27% year-over-year or 45% on a constant currency basis.
•Marketplace revenue reached an all-time high of $41.2 million in the fourth quarter of 2022. Commissions, Marketing & Advertising and Value Added Services revenue streams all posted record-high numbers this quarter.
◦Commissions was the fastest growing marketplace revenue stream, increasing by 81% year-over-year to reach $16.0 million. This growth was the result of commission take-rate increases implemented earlier in the year.
◦Marketing & Advertising revenue was the second-fastest growing marketplace revenue stream, increasing by 76% year-over-year to reach $7.4 million. This growth was supported by the strong momentum in third-party advertisers revenue which more than doubled year-over-year. This reinforces the attractiveness of Jumia as an advertising platform for sellers and third-party advertisers alike.

◦Value Added Services, which predominantly include logistics revenue from sellers, was up 11% year-over-year, reaching $9.5 million, supported by a robust increase in warehousing services revenue.
◦Fulfillment revenue amounted to $8.3 million, down 23% year-over-year, as a result of the prior deployment of next day free shipping. We are currently making adjustments to the free shipping program, introducing higher minimum basket size thresholds and further restricting geographical scope in order to support unit economics.
•First Party revenue amounted to $23.9 million, down 15% year-over-year, mostly as a result of the scale back of the grocery sub-category, which was largely undertaken on a first-party basis.
Gross Profit
Gross profit reached $41.0 million in the fourth quarter of 2022, up 22% year-over-year or 38% on a constant currency basis. Gross Profit margin as a percentage of GMV reached a new record of 14.5%, partly as a result of the implementation of commission take-rate increases.
Fulfillment Expense
Fulfillment expense amounted to $24.0 million, down 21% year-over-year or 6% on a constant currency basis, partly as a result of Orders decline. Fulfillment expense per Order, excluding JumiaPay app Orders which do not incur logistics costs, decreased by 17% from $3.24 in the fourth quarter of 2021 to $2.70 in the fourth quarter of 2022. We remain committed to further improving fulfillment economics by driving scale efficiencies and enhancing productivity in our physical infrastructure.
Sales and Advertising Expense
Sales & Advertising expense amounted to $18.5 million in the fourth quarter of 2022, down 41% year-over-year or 35% on a constant currency basis, as we brought more discipline to our marketing investments. This led to an improvement of marketing efficiency ratios with Sales & Advertising expense per Order decreasing by 32% to $1.87 from $2.76 in the fourth quarter of 2021. As a percentage of GMV, Sales & Advertising expense improved by 290 basis points from 9.4% of GMV in the fourth quarter of 2021 to 6.5% in the fourth quarter of 2022.
Technology and Content Expense
Technology and Content expense reached $14.5 million in the fourth quarter of 2022, up 10% year-over-year or 20% on a constant currency basis, partly as a result of higher hosting fees during the quarter.
General and Administrative Expense
General & Administrative expense, excluding share-based compensation, reached $37 million in the fourth quarter of 2022, up 16% year-over-year or 28% on a constant currency basis. G&A included $3.2 million of restructuring costs associated with the headcount rationalization conducted during the quarter. We expect the organizational changes implemented to generate staff costs savings in 2023 compared to the 2022 levels.
Share-based compensation corresponded to a 2.3 million income during the quarter mostly as a result of the reversal of stock grant expenses related to performance targets that were not met.
Operating loss
Operating loss was $49.8 million, down 41% year-over-year or 34% on a constant currency basis, as a result of the Gross Profit acceleration and the concurrent decrease in Sales & Advertising expense.

Adjusted EBITDA loss was $49.2 million, decreasing by 30% year-over-year or 22% on a constant currency basis as a result of the afore mentioned factors.

Cash Position
•At December 31, 2022, we had a liquidity position of $227.8 million comprised of $72.1 million of cash and cash equivalents and $155.7 million of Term deposits and other financial assets.
•Quarterly cash utilization, defined as the net decrease in cash & cash equivalents adjusted for FX effects and movements in term deposits and other financial assets, reached $58.2 million. This is a sequential reduction in cash utilization of 6% compared to the third quarter of 2022, and a 15% reduction compared to the fourth quarter of 2021. Working capital during the quarter had a negative cash effect of $13.0 million, largely as a result of a significant increase in Trade Receivables and prepayment, mostly due to the prepayment of hosting fees for 2023 to secure better pricing.

GUIDANCE
We remain committed to reducing our losses and accelerating our progress towards profitability.
As such, we expect Adjusted EBITDA loss for the full year 2023 of $100 million to $120 million, compared to a loss of $207 million in 2022.
Adjusted EDITDA is a non-GAAP financial measure, which is provided on a forward-looking basis. We do not provide a reconciliation of Adjusted EDITDA on a forward-looking basis as we are unable to reasonably predict share-based payments expenses excluded from the GAAP financial measures without unreasonable efforts. This is due to the high variability and inherent difficulty of forecasting the development of our future share price. For the same reasons, we are unable to address the probable significance of the unavailable information. Non-GAAP forward-looking measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

We expect our continued cost discipline to drive efficiencies throughout 2023.
We expect Sales & Advertising expense of $30 million to $40 million, compared to $76 million in 2022, as we focus on the marketing channels that offer the best returns on investment and relevance for consumers.
We expect the organizational changes conducted during the fourth quarter of 2022 to drive staff cost savings in 2023. For the full year 2023, we expect General & Administrative expense, excluding share-based compensation, to reach between $90 million and $105 million, compared to $122 million in 2022.

The above forward-looking statements reflect our expectations as of February 16, 2023, are subject to change and involve inherent risks, which are partially or fully beyond our control. These risks include but are not limited to political and economic conditions across countries where we operate, the broader economic impact of the ongoing Russia-Ukraine conflict, global supply chain issues as well as new potential disruptions caused by COVID-19.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call today, February 16, 2023 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:
US Toll Free: 888-506-0062
International: 973-528-0011
UK Toll Free: 0800 520 0845
Entry Code: 431353
A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/
An archived webcast will be available following the call.

(UNAUDITED)
Consolidated statement of comprehensive income as of December 31, 2021 and 2022

	For the three months ended		For the year ended
In thousands of USD	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Revenue	62,048	66,478	177,934	221,882
Cost of revenue	(28,372)	(25,438)	(67,385)	(89,770)
Gross profit	33,676	41,040	110,549	132,112
Fulfillment expense	(30,459)	(24,021)	(88,695)	(99,696)
Sales and advertising expense	(31,121)	(18,490)	(81,924)	(75,927)
Technology and content expense	(13,102)	(14,459)	(39,197)	(55,283)
General and administrative expense	(43,999)	(34,790)	(142,765)	(130,426)
Other operating income	534	921	1,415	2,212
Other operating expense	(202)	(25)	(279)	(86)
Operating loss	(84,673)	(49,824)	(240,896)	(227,094)
Finance income	1,839	4,660	24,764	14,984
Finance costs	(1,942)	(4,018)	(10,331)	(18,864)
Loss before Income tax	(84,776)	(49,182)	(226,463)	(230,974)
Income tax expense	(371)	(5,674)	(442)	(6,869)
Loss for the period	(85,147)	(54,856)	(226,905)	(237,843)
Attributable to:
Equity holders of the Company	(85,134)	(54,812)	(226,865)	(237,805)
Non-controlling interests	(13)	(44)	(40)	(38)
Loss for the period	(85,147)	(54,856)	(226,905)	(237,843)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations	12,257	44,537	(12,282)	178,957
Other comprehensive income / (loss) on net investment in foreign operations	(11,646)	(45,454)	(3,549)	(182,501)
Other comprehensive income / (loss) on financial assets at fair value through OCI	(2,499)	4,816	(3,941)	(5,669)
Other comprehensive income / (loss)	(1,888)	3,899	(19,772)	(9,213)
Total comprehensive loss for the period	(87,035)	(50,957)	(246,677)	(247,056)
Attributable to:
Equity holders of the Company	(87,032)	(50,910)	(246,666)	(247,035)
Non-controlling interests	(3)	(47)	(11)	(21)
Total comprehensive loss for the period	(87,035)	(50,957)	(246,677)	(247,056)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2021 and December 31, 2022

	As of
In thousands of USD	December 31, 2021	December 31, 2022
Assets
Non-current assets
Property and equipment	21,824	28,498
Intangible assets	327	143
Deferred tax assets	665	953
Other non-current assets	2,278	3,038
Total Non-current assets	25,094	32,632
Current assets
Inventories	10,948	11,437
Trade and other receivables	18,350	23,074
Income tax receivables	1,468	2,136
Other taxes receivable	3,775	13,088
Prepaid expenses	5,672	19,874
Term deposits and other financial assets	395,715	155,708
Cash and cash equivalents	117,090	72,125
Total Current assets	553,018	297,442
Total Assets	578,112	330,074
Equity and Liabilities
Equity
Share capital	234,154	235,659
Share premium	1,736,469	1,736,469
Other reserves	164,675	163,203
Accumulated losses	(1,722,260)	(1,960,158)
Equity attributable to the equity holders of the Company	413,038	175,173
Non-controlling interests	(454)	(470)
Total Equity	412,584	174,703
Liabilities
Non-current liabilities
Non-current borrowings	8,631	8,709
Deferred tax liabilities	—	798
Provisions for liabilities and other charges	676	889
Deferred income	875	345
Trade and other payables	769	209
Total Non-current liabilities	10,951	10,950
Current liabilities
Current borrowings	3,906	5,138
Trade and other payables	76,077	62,766
Income tax payables	13,281	13,682
Other taxes payable	18,952	22,964
Provisions for liabilities and other charges	36,409	35,899
Deferred income	5,952	3,972
Total Current liabilities	154,577	144,421
Total Liabilities	165,528	155,371
Total Equity and Liabilities	578,112	330,074

(UNAUDITED)
Consolidated statement of cash flows as of December 31, 2021 and 2022

	For the three months ended		For the year ended
In thousands of USD	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Loss before Income tax	(84,776)	(49,182)	(226,463)	(230,974)
Depreciation and amortization of tangible and intangible assets	2,613	2,992	9,656	11,646
Impairment losses on loans, receivables and other assets	(66)	2,699	2,011	6,161
Impairment losses on obsolete inventories	51	(163)	416	1,947
Share-based payment (income) / expense	12,032	(2,346)	34,548	8,241
Net (gain)/loss from disposal of tangible and intangible assets	149	30	180	35
Change in provision for other liabilities and charges	(1,324)	4,479	(243)	473
Lease modification (income)/expense	(9)	10	(37)	23
Interest (income)/expense	(1,037)	(805)	(996)	(2,721)
Net foreign exchange (gain)/loss	5,205	3,613	(7,656)	5,517
Net (gain)/loss on financial instruments at fair value through profit or loss	851	(1,007)	998	7,167
Impairment losses on financial assets at fair value through OCI	35	—	88	(35)
Net (gain)/loss recognized on disposal of debt instruments held at FVOCI	—	—	—	2,290
Share-based payment expense - settlement	(1,237)	(16)	(1,237)	(444)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	(3,250)	(21,122)	(3,017)	(38,191)
(Increase)/Decrease in inventories	(1,412)	879	(3,751)	(4,036)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	8,936	7,744	26,341	(4,565)
Income taxes paid	(243)	(451)	(2,017)	(2,713)
Net cash flows used in operating activities	(63,482)	(52,646)	(171,179)	(240,179)
Cash flows from investing activities
Purchase of property and equipment	(4,426)	(2,769)	(7,166)	(11,147)
Proceeds from sale of property and equipment	12	8	22	11
Purchase of intangible assets	6	3	(19)	(14)
Interest received	1,400	1,666	2,602	4,762
Movement in other non-current assets	(758)	79	(683)	(1,141)
Movement in term deposits and other financial assets	571	26,046	(399,566)	220,351
Net cash flows (used in) / from investing activities	(3,195)	25,033	(404,810)	212,822
Cash flows from financing activities
Interest settled - financing	7	17	(74)	(41)
Payment of lease interest	(366)	(409)	(1,543)	(1,496)
Repayment of lease liabilities	(872)	(1,962)	(5,072)	(7,170)
Equity transaction costs	(179)	(22)	(7,779)	(79)
Capital contributions	—	—	348,646	—
Proceeds from exercise of stock options	5	—	68	26
Net cash flows (used in) / from financing activities	(1,405)	(2,376)	334,246	(8,760)
Net (decrease)/increase in cash and cash equivalents	(68,082)	(29,989)	(241,743)	(36,117)
Effect of exchange rate changes on cash and cash equivalents	225	(2,154)	(15,098)	(8,848)
Cash and cash equivalents at the beginning of the period	184,947	104,268	373,931	117,090
Cash and cash equivalents at the end of the period	117,090	72,125	117,090	72,125

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Quarterly Active Consumers, Orders and GMV. We define Annual Active Consumers Quarterly Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Consumers and Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.
We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended December 31,		For the year ended December 31,
(USD million)	2021	2022	2021	2022
Loss for the period	(85.1)	(54.9)	(226.9)	(237.8)
Income tax expense	0.4	5.7	0.4	6.9
Net Finance costs / (income)	0.1	(0.6)	(14.4)	3.9
Depreciation and amortization	2.6	3.0	9.7	11.6
Share-based payment (income) / expense	12.0	(2.3)	34.5	8.2
Adjusted EBITDA	(70.0)	(49.2)	(196.7)	(207.2)

Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics.

	For the three months ended December 31
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	2021	2022		2022
GMV	330.1	283.1	(14.2)%	331.3	0.4%
TPV	90.5	73.9	(18.4)%	90.3	(0.2)%
TPV as % of GMV	27.4%	26.1%		27.3%

Gross Profit	33.7	41.0	21.9%	46.5	38.0%
Fulfillment expense	(30.5)	(24.0)	(21.1)%	(28.6)	(6.1)%
Gross Profit after Fulfillment expense	3.2	17.0	429.0%	17.9	455.4%
Sales and Advertising expense	(31.1)	(18.5)	(40.6)%	(20.3)	(34.7)%
Technology and Content expense	(13.1)	(14.5)	10.4%	(15.7)	19.7%
G&A expense, excluding SBC	(32.0)	(37.1)	16.2%	(41.0)	28.1%
Adjusted EBITDA	(70.0)	(49.2)	(29.8)%	(54.7)	(21.8)%
Operating Loss	(84.7)	(49.8)	(41.2)%	(56.1)	(33.7)%